

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 9, 2012

Via E-mail
Jamie L. Buskill
Chief Financial Officer
GS Pipeline Company, LLC
9 Greenway Plaza, Suite 2800
Houston, Texas 77046

>   **Re: Gulf South Pipeline Company, LP**
>   **Registration Statement on Form S-4**
>   **Filed October 15, 2012**
>   **File No. 333-184428**

Dear Mr. Buskill:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to:

    *   Describe how and when a company may lose emerging growth company status;

    *   Briefly describe the various exemptions that are available to you, such as the exemption from Section 404(b) of the Sarbanes-Oxley Act of 2002; and

    *   State your election under Section 107(b) of the JOBS Act:

> o If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

> o If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

2. We note that you are registering the new notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

3. Please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Securities Act Rule 424.

4. As currently represented, the exchange offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the 20th business day following commencement. See Question and Answer Eight in Release No. 34-16623 (March 5, 1980). Please confirm that the exchange offer will be open at least through midnight on the 20th business day. See Exchange Act Rule 14d-1(g)(3).

5. We note the disclosure in note 3 to your unaudited financial statements and note 7 to your audited financial statements. Please tell us why you have not provided the disclosure required by Item 305 of Regulation S-K.

The Exchange Offer, page 5

6. Where you discuss the ranking of the New Notes, please quantify the amount of any senior unsecured debt outstanding to which the New Notes rank equally and provide a cross-reference to the discussion that appears under "Description of Other Indebtedness."

Management and Corporate Governance, page 35

Board of Directors and Executive Officers, page 35

7. Please disclose the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. McMahon should serve as a director for GS Pipeline. See Item 401(e)(1) of Regulation S-K.

The Exchange Offer, page 59

General, page 59

8. We note the third bullet beneath the fourth paragraph. The requirement that a holder is not engaged in and does not intend to engage in a distribution of the new notes applies to all persons that acquire new notes in the exchange offer and is not limited to holders who are not broker-dealers or who are broker dealers that will not receive the new notes for its own account. See Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991). Please revise here and throughout the prospectus, Annex A and transmittal letter, as applicable.

Procedures for Tendering, page 61

9. On page 4 you indicate that guaranteed delivery procedures are not available for this offering and yet here you appear to refer to it as a valid method of tender. Please revise or advise.

Acceptance of Old Notes for Exchange; Delivery of New Notes Issued in the Exchange Offer, page 63

10. Please revise the second paragraph to clarify that payment or delivery of new notes will occur promptly after the expiration date. See Exchange Act Rule 14e-1(c).

Conditions to the Exchange Offer, page 65

11. You state in this section that you may assert and waive any of the conditions of the exchange offer "at any time and from time to time." We believe that this disclosure suggests that you may waive or assert conditions to the offer after the expiration of the offer. Please revise the disclosure in this sentence and in the sentence that follows to make clear that all conditions to the offer must be satisfied or waived before the expiration of the offer.

Index to Financial Statements, page F-1

Audited Financial Statements, page F-18

Balance Sheets, page F-19

12. We note that advances to affiliates are classified as a non-current asset at the end of each period. Please tell us the basis for your classification given the disclosure in Note 9 that the advances are represented by demand notes.

Notes to Financial Statements, page F-25

Note 3: Commitments and Contingencies, page F-29

Environmental and Safety Matters, page F-29

13. We note your disclosure in the first paragraph regarding the accrual liability for environmental assessments and/or remediation activities. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Please provide similar disclosures in the notes to the unaudited condensed interim financial statements. Refer to ASC 450-20-50.

Note 6: Financing, page F-34

Revolving Credit Facility, page F-35

14. We note your disclosure in the second paragraph that the revolving credit facility contains restrictive covenants and other customary terms and conditions, including limitations on the payment of cash dividends. Please tell us your consideration of disclosing the limitations on payment of dividends in more detail and the amount of retained earnings or net income restricted or free of restrictions. Refer to Rule 4-08(e)(1) of Regulation S-X.

Note 12: Related Party Transactions, page F-43

15. Regarding your disclosure in the second paragraph, please disclose whether the allocated charges for management and other services provided by affiliates are based on specific identification or a reasonable method of expense allocation. If the latter, please include management's assertion that the allocation method is reasonable and, to the extent possible, management's estimate of what the expenses would have been on a stand-alone basis, if materially different.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Adam Phippen at (202) 551-3336 or Bill Thompson at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Charles Lee at (202) 551-3427 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc: Mike McMahon
        Ramey Layne